UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 5)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CERES, INC.

(Name of Subject Company)

CERES, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

156773400

(CUSIP Number of Class of Securities)

Richard Hamilton

President and Chief Executive Officer

Ceres, Inc.

1535 Rancho Conejo Boulevard

Thousand Oaks, CA 91320

(805) 376-6500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael D. Bryan

James M. Herriott

K&L Gates LLP

134 Meeting Street, Suite 500

Charleston, SC 29401

(843) 579-5661

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Ceres, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on July 1, 2016 (as previously filed with the SEC and as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Roman Merger Sub, Inc., a corporation incorporated under the laws of Delaware (“Purchaser”) and a wholly owned subsidiary of Land O’ Lakes, Inc., a Minnesota cooperative corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a price of $0.40 per share in cash, without interest and less any applicable withholding taxes (the “Common Consideration”), as set forth in the Offer to Purchase, dated July 1, 2016 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Parent and Purchaser with the SEC on July 1, 2016. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 5. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs are hereby added immediately after the last paragraph under the heading “The Solicitation or Recommendation—Background of the Offer” on page 22 of the Schedule 14D-9:

On July 12, 2016, the Company received a letter from The NASDAQ Stock Market LLC (“NASDAQ”) indicating that, as a result of the Company’s failure to regain compliance with the minimum bid price requirement for continued listing set forth in NASDAQ Listing Rule 5550(a)(2), NASDAQ staff has determined to delist the Company’s common stock from the NASDAQ Capital Market. The Company had previously, on January 12, 2016, received a letter from NASDAQ informing the Company of its non-compliance with the minimum bid requirement and providing the Company a period of 180 calendar days, or until July 11, 2016, to regain compliance. The Company has appealed NASDAQ’s July 12, 2016 delisting determination, and NASDAQ’s determination has been stayed, pending a final written decision by NASDAQ’s Hearings Panel. A hearing before NASDAQ’s Hearings Panel has been scheduled for August 25, 2016.

In addition, on July 20, 2016, the Company received a letter from NASDAQ notifying the Company of its failure to comply with NASDAQ Listing Rule 5550(b)(1). NASDAQ Listing Rules require that the Company satisfy at least one of the following criteria: (1) stockholders’ equity of at least $2.5 million, (2) market value of listed securities of at least $35 million or (3) net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the three most recently completed fiscal years. Based on the financial statements included in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2016, which reported that the Company’s stockholders’ equity fell below $2.5 million, the Company did not, as of June 19, 2016, meet any of these three criteria for continued listed on the NASDAQ Capital Market. The notice from NASDAQ provides that the Company must submit a plan to regain compliance with NASDAQ’s continued listing requirements within 45 calendar days, or by September 6, 2016. The Company intends to timely submit a plan to regain compliance to NASDAQ and, if the plan is accepted, NASDAQ may grant an extension of up to 180 calendar days from the date of the notice for the Company to evidence compliance. There can be no assurance that the Company will be able to provide a plan of compliance in a timely manner, or that NASDAQ would accept such a plan of compliance.

If the Merger is not completed, the Company expects to take additional steps intended to keep the Company’s common stock listed on the NASDAQ Capital Market, including the implementation of a reverse stock split in compliance with the terms of the Merger Agreement, which reverse stock split was approved by the Company’s stockholders on April 5, 2016, for implementation at the discretion of the Company Board, and, in the event the Merger Agreement is terminated, the raising of additional capital. There can be no assurances that the Company would be successful in regaining or maintaining compliance with NASDAQ’s continued listing requirements.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CERES, INC.

By:	/s/ Paul Kuc
	Name:	Paul Kuc
	Title:	Chief Financial Officer

Dated: July 22, 2016

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